

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia



June 21

05009318

SUPPL


SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C. SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
20 June 2005 (ASX Appendix 3B – New Issue Announcement)
21 June 2005 (ASX Announcement & Media Release – Welder Ranch Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 June 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE
ACTIVITY UPDATE

Welder Ranch Update

Following is the text of a release made by the operator of the Vaquero #1 and # 2 wells overnight in the United States.

Dune Energy, Inc. Provides Update On Welder Ranch Drilling Operations

HOUSTON, Texas, June 20, 2005 - Dune Energy, Inc. ("Dune" or the "Company") (AMEX: DNE) today reported interim progress relating to its drilling activities being conducted on its Vaquero #1 and #2 wells, located on its Welder Ranch property in Victoria County, Texas. The two wells were drilled into the geopressured Middle Wilcox horizon, to approximately 13,000 feet, utilizing reprocessed 3-D seismic data and interpretation, as well as offset operator activity just north of its lease line. Both wells have encountered significant gas shows at depths ranging from 9,300 to 12,500 feet. These results have been confirmed by mud logs, and in the case of the Vaquero #1, by electric log. As a result of mechanical difficulties with respect to the casing of the Vaquero #1, it has been determined that the optimum course of action is to initially complete the well in the 9,300 foot zone. Such zone was tested productive for natural gas and, as is common in the Middle Wilcox in the area, will require fracture stimulation (a "frac job") in order to establish the anticipated flow rate. Dune is presently evaluating frac proposals from various service companies.

The Vaquero #2 has also encountered a significant potential payzone at 9,300 feet, similar to the horizon found in the Vaquero #1. The payzone in the Vaquero #2 was tested and found to be productive on the basis of core analysis and a formation test. In addition, the #2 had significant mud log shows. Drilling was continued to a depth of 12,500 feet. This deeper zone also had significant gas shows, and is believed to be the identical zone that is present in a well recently drilled and put on production 1,200 feet to the north by an offset operator. During the drilling operation, drill pipe was differentially stuck, and attempts to free the pipe were unsuccessful. Therefore, based upon recommendations of three engineering consultants, the Company has decided to initiate sidetrack operations. The purpose of the sidetrack is to circumvent the stuck pipe, with a new bottom hole position to be completed just a few feet away from the original location. Dune expects the process to extend its drilling program by two to three weeks, at which time the Company will quickly hook the well up to nearby pipeline infrastructure.

Management remains highly optimistic with respect to its recent Welder Ranch activity, as well as other potentially large Middle Wilcox targets to be drilled during 2005 and 2006.

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected drilling and development wells and associated costs, statements relating to estimates of, and increases in, production, cash flows and values, statements relating to the continued advancement of Dune Energy, Inc.'s projects and other statements which are not historical facts. When used in this document, the words such as "could," "plan," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although Dune Energy, Inc. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Dune's Annual report on Form 10-KSB filed with the U.S. Securities and Exchange Commission.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the agreement FAR holds a 9 percent working interest in both the Vaquero #1 and #2 wells.

Commenting on the announcement by Dune, executive Chairman, Michael Evans said

> *"both wells appear to be productive, very welcome news despite the delays encountered in the program. We now look forward to evaluating the deeper zone encountered in the Vaquero #2 well and getting both wells into the pipeline infrastructure."*

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 31 July 2005 Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 June 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
204,971,958	ORD
113,581,386	Options - expiry 31 July 2005

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,000,000 2,000,000	Incentive Options (16 June 2007) Consultants options (30 June 2008)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securitiesissued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Director) Date: ....20 June 2005

Print name: ....MICHAEL EVANS...........

+ See chapter 19 for defined terms.